Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3035

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

20th November 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 20th November 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 12/4

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Holding(s) in Company
Released	11:06 20 Nov 2002
Number	0444E

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

On 20th November 2002, Jardine Matheson Holdings Limited's ("JMH") interest in JSH increased from 77.80% to 78.78% as a result of acquisition of shares in JSH by JMH Investments Limited. JMH's interest is made up as follows:-

JMH Discloseable Interest	No. of shares	%
JMH Investments Limited (a wholly-owned subsidiary of JMH)	823,023,745	78.59
Jardine Foundation (a non-profit-making organisation, the trustee of which is a wholly-owned subsidiary of JMH)	1,993,500	0.19
Total Holding	**825,017,245**	**78.78**

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

20th November 2002

www.jardines.com

END